LOAN AGREEMENT

This Loan Agreement is made and entered into effective this 22nd day of December, 2016, by and between **SOUTHSIDE BANK** ("Lender"), whose mailing address is P. O. Box 1079, Tyler, Texas 75710, and **HARTMAN THREE FOREST PLAZA, LLC**, a Texas limited liability company ("Borrower"), whose mailing address is 2909 Hillcroft, Suite 420, Houston, Texas 77057.

WHEREAS, Lender desires to lend to Borrower, and Borrower desires to borrow from Lender, the principal sum of up to the maximum amount of NINETEEN MILLION EIGHT HUNDRED TWENTY SEVEN THOUSAND FIVE HUNDRED US DOLLARS ($19,827,500.00) on the terms and conditions set forth in this Agreement and the other Loan Documents (hereinafter defined).

NOW, THEREFORE, for and in consideration of the premises, Lender and Borrower hereby covenant and agree as follows:

1. **THE LOAN.** The loan made the subject of this Agreement (the "Loan") is a non-revolving term loan evidenced by Borrower's Promissory Note of even date herewith payable to the order of Lender in the principal face amount of $19,827,500.00, with interest and principal payable as provided therein, and any renewals, extensions and modifications thereof (the "Promissory Note"). All proceeds of the Loan shall be used by Borrower for the following purposes, and for no other purpose, without the prior written consent of Lender:

    a. The initial advance of the Loan shall be used to pay a portion of the purchase price of the Property, and shall be in the amount of $17,827,500.00; and

    b. Within sixty (60) days after Lender receives a written request by Borrower, and subject to the conditions to advance set forth in Section 4 of this Agreement, a second advance of the Loan (the "Second Advance") shall be made to Borrower to reimburse Borrower for actual costs hereafter incurred and paid by Borrower to make tenant finish-out improvements to the Property required by Borrower under the terms of Leases, and for leasing commissions incurred and paid by Borrower for Leases signed by Borrower; provided, the Second Advance shall be in an amount equal to the lesser of (x) the amount requested by Borrower; (y) the total amount of such costs and commissions incurred and paid by Borrower (as evidenced by paid receipts or such other documentation as may be required by Lender); and (z) $2,000,000.00.

2. **FEES.** Borrower shall pay to Lender a loan commitment fee in the amount of $79,310.00. The said fee shall be due and payable to Lender upon execution of this Agreement by Borrower and Lender.

3. **DEFINITIONS.** For purposes of this Agreement, the following terms shall have the following meanings unless the context clearly otherwise requires:

    "Agreement" shall mean this Loan Agreement as hereafter renewed, extended, restated, amended or supplemented from time to time.

"**Applicable Law**" shall mean the laws of the State of Texas in effect from time to time and applicable to the transactions between Lender and Borrower pursuant to this Agreement and the other Loan Documents, and to the extent providing for a higher lawful rate of interest, applicable federal laws of the United States of America.

"**Capital Reserve Account**" means a deposit account maintained by Borrower with Lender for the purpose of paying the costs and expenses of making (i) capital improvements to the Property, and (ii) repairs to the Property that are recommended in the Property Condition Report dated November 28, 2016 prepared for Hartman Income REIT by Terracon Consultants, Inc (the "**PCR**").

"**Collateral**" shall have the meaning ascribed to such term in Section 6 of this Agreement.

"**Debt Service**" shall mean, for any Period, the sum of all installments of principal and interest that would be payable during such Period, calculated based on the unpaid principal balance of the Loan (as of the beginning of such Period, minus any prepayments of principal made during such Period); and calculated based on the greater of (i) the applicable interest rate under the Promissory Note, or (ii) the 10-year U.S. Treasury rate, plus 2.50%; and calculated based on a 30 year amortization.

"**Debt Service Coverage Ratio**" for each twelve month period ending on June 30 and December 31, respectively, of each calendar year (each such twelve month period is herein referred to as the "**Period**") shall mean the ratio of: (i) Net Operating Income for the Period, minus all deposits made to the Capital Reserve Account for the Period *to* (ii) Debt Service for the Period. The said ratio shall be calculated in accordance with generally accepted accounting principles consistently applied, based on the Period for which the ratio is calculated and tested.

"**Deed of Trust**" shall mean the Deed of Trust, Security Agreement and Assignment of Rents, covering the Property, for the benefit of Lender, securing payment of the Loan, and any renewals, extensions, modifications or restatements of the said Deed of Trust, Security Agreement and Assignment of Rents.

"**Default**" shall have the meaning ascribed to such term in Section 10 of this Agreement.

"**Effective Gross Revenue**" shall mean, for any Period, the sum of all current rents, revenues and other income received during such Period from the leasing and operation of the Property, minus any rents and other income received from any Tenant whose rents are more than 90 days past due at the end of the Period.

"**Embargoed Person**" shall mean (i) any person, entity, country, government or governmental agency or entity thereof that is or becomes subject to trade restrictions , embargo, or economic sanction pursuant to applicable United States law, regulation or Executive Order, including but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Orders or regulations promulgated thereunder; and (ii) any person identified on the Specially Designated Nationals and Blocked Persons List or Consolidated Sanctions List maintained by OFAC (as hereinafter defined) and/or on any other similar list maintained by OFAC.

"**Executed Leases Debt Service**" shall mean (as of the date of calculation) the total of all payments required under the Note for a twelve month period, calculated based on the then outstanding unpaid principal balance of the Loan, plus $2,000,000.00 if the Second Advance has not been made; and calculated based on the greater of (i) the applicable interest rate under the Promissory Note, or (ii) the 10-year U.S. Treasury rate, plus 2.50%; and calculated based on a 30 year amortization.

"**Executed Leases Debt Service Coverage Ratio**" shall mean (as of the date of calculation of the ratio) the ratio of (i) Executed Leases Net Operating Income *to* (ii) Executed Leases Debt Service.

"**Executed Leases Debt Yield**" shall mean (as of the date of calculation) (i) the quotient of Executed Leases Net Operating Income, *divided by* the then unpaid principal balance of the Loan (plus $2,000,000.00 if the Second Advance has not been made) (ii) *multiplied by* 100%.

"**Executed Leases Net Operating Income**" shall mean (as of the date of calculation) the sum of (i) projected income from the Property (based on future rents due under existing signed Leases that are not in default) and any other projected income from the Property, for the twelve month period immediately following the date of calculation, minus (ii) actual operating expenses for the Property for the twelve month period immediately preceding the date of calculation, multiplied by 1.03.

"**Governmental Authority**" means any and all courts, boards, agencies, commissions, offices or authorities of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise) whether now or hereafter in existence that have authority over the Borrower and/or the Property.

"**Guarantor**" means Hartman Short Term Income Properties XX, Inc., a Maryland corporation.

"**Guaranty Agreement**" means the Guaranty Agreement of even date herewith, executed by Guarantor for the benefit of Lender, as hereafter modified, amended, restated or replaced.

"**Lease Agreements**" and "**Leases**" means all leases, licenses, concessions, rental agreements or other agreements (written or oral, now or hereafter in effect) that grant a possessory interest in and to, or the right to use, all or any part of the Property.

"**Legal Requirements**" means (a) any and all present and future judicial decisions, statutes, rulings, rules, regulations, permits, certificates or ordinances of any Governmental Authority in any way applicable to Borrower or the Property including, without implied limitation, those applicable to (i) the ownership, use, occupancy, zoning, possession, operation, maintenance, alteration, repair or reconstruction of the Property, (ii) the accessibility of the Property to handicapped persons (including, without implied limitation, the Americans with Disabilities Act), and (iii) the effect of the Property or its operation on the environment (including, without implied limitation, the rules and regulations of the federal government's Environmental Protection Agency, and the

Comprehensive Environmental Response, Compensation and Liability Act of 1980), and (b) to the extent applicable, the Interstate Land Sales Full Disclosure Act, 15 U.S.C. §1701 et. seq.

"**Loan**" shall mean the loan described in Section 1 of this Agreement.

"**Loan Documents**" shall mean this Agreement; the Promissory Note; the Deed of Trust; the Guaranty Agreement; all other agreements, documents or instruments described, or referred to, in this Agreement or delivered to Lender by Borrower in connection with the Loan; and all renewals, extensions or restatements of, or amendments or supplements to, any of the foregoing.

"**Maximum Rate**" shall mean the maximum non-usurious rate of interest that the Lender may lawfully charge Borrower on the Loan under Applicable Law.

"**Net Operating Income**" shall mean, for any Period, the sum of Effective Gross Revenue for such Period, minus Operating Expenses for such Period.

"**OFAC**" shall mean the Office of Foreign Assets Control, United States Department of the Treasury.

"**Operating Expenses**" shall mean, for any Period, the sum of all costs and expenses incurred in owning, managing, leasing and operating the Property during such Period, including, without limitation, utilities, administration, cleaning, landscaping, security, repairs and maintenance, management fees, insurance premiums and property taxes, but excluding capital expenditures, tenant improvement allowances, leasing commissions, debt service and non-cash expenses (e.g. depreciation and amortization).

"**Potential Default**" shall mean the existence or occurrence of any fact, circumstance or event which, with the giving of notice and/or the passing of time, would reasonably be expected to result in a Default.

"**Promissory Note**" and "**Note**" shall mean the Promissory Note as defined in Section 1 of this Agreement.

"**Property**" shall mean the land described on Exhibit "A" attached hereto, and all appurtenant easements, and the buildings and other improvements located thereon. The Property is located at 12221 Merit Drive, Dallas, Texas, and includes a 19-story Class A office building (the "**Building**"); a portion of a 6-story parking garage; and at least 1,130 parking spaces reserved for use by Tenants.

"**Tenants**" shall mean tenants occupying the Building under Leases that are unexpired and in effect.

4. **CONDITIONS TO SECOND LOAN ADVANCE.** Lender's obligation to make the Second Advance is subject to each of the following conditions:

a. Borrower shall deliver to Lender a written request for funding of the Second Advance on or before December 31, 2019, which request shall specify the desired amount of the Second Advance requested by Borrower; shall be in form and substance reasonably satisfactory to Lender; and shall be accompanied by such supporting documents and certifications as may be reasonably required by Lender, including, without limitation, a current rent roll for the Building, a certificate of Borrower's chief financial officer stating the then current Executed Leases Debt Yield and Executed Leases Debt Service Coverage Ratio (including a detailed calculation thereof), and financial statements and projections verifying such certification and calculations;

b.   After the date of this Agreement, and prior to the Second Advance, Borrower shall renew existing Leases, or enter into new Leases, for at least 125,000 square feet of leasable space in the Building, and each of such Leases shall be on market terms and copies of such Leases shall be delivered to Lender;

c.   Immediately after funding of the Second Advance, the unpaid principal balance of the Loan shall not exceed fifty-five percent (55%) of the then current fair market value of the Property as determined by Lender based on a then current independent professional appraisal (paid for by Borrower) ordered and approved by Lender;

d.   Notwithstanding anything herein to the contrary, in no event shall Lender be obligated to make the Second Advance, if, at the time the request for advance is made by Borrower, or at any time thereafter prior to the funding of the Second Advance, a Default exists or a Potential Default exists;

e.   The Executed Leases Debt Yield (calculated as of the last day of the month immediately preceding the month in which Lender receives Borrower's written request for the Second Advance) must be at least 12%; and

f.   The Executed Leases Debt Service Coverage Ratio (calculated as of the last day of the month immediately preceding the month in which Lender receives Borrower's written request for the Second Advance) must be at least 1.80 to 1.00.

5.   **OPTION TO EXTEND MATURITY DATE.**

(A)   **First Extension.** If each of the following conditions is satisfied (to the reasonable satisfaction of Lender), then, Borrower may, at Borrower's option, elect to extend the Final Maturity Date (as defined in the Promissory Note from December 31, 2019 (the "Original Maturity Date") to December 31, 2020 (the "First Extended Maturity Date"):

a.   As of the Original Maturity Date, there shall exist no Default or Potential Default;

b.   As of the Original Maturity Date, there shall exist no material adverse change with respect to any of the Collateral or with respect to the financial condition of Borrower or Guarantor;

c.   Borrower shall give Lender written notice of Borrower's election to extend the Original Maturity Date at least sixty (60) days prior to the Original Maturity Date, which notice shall include a certification by Borrower that no Default or Potential Default exists;

d.   Borrower shall pay to Lender an extension fee in an amount equal to 0.15% of the unpaid balance of the Loan on the Original Maturity Date;

e.   Borrower shall execute and deliver, or cause to be executed and delivered, to Lender such documents as Lender may request, including, without limitation, estoppel certificates signed by the Tenants; and

f.   Borrower shall reimburse Lender upon demand for all costs, expenses, fees and attorney fees incurred by Lender in connection with the extension of the Original Maturity Date.

If the Original Maturity Date is so extended, then, after the Original Maturity Date, the Note shall be payable as follows: the unpaid balance of the Note (unpaid principal and unpaid accrued interest as of the Original Maturity Date) shall be due and payable in equal monthly installments of principal and interest (the amount of such installments shall be calculated based on a 30-year amortization and an interest rate of 5% per annum) payable on the first day of each month, beginning on February 1, 2020 and continuing regularly thereafter until the First Extended Maturity Date, when all unpaid accrued interest and unpaid principal shall be due and payable in full.

(B)   **Second Extension.** If the Original Maturity Date is extended as provided above, and if each of the following conditions is satisfied (to the reasonable satisfaction of Lender), then, Borrower may, at Borrower's option, elect to further extend the Final Maturity Date of the Note to December 31, 2021 (the "Second Extended Maturity Date"):

a.   As of the First Extended Maturity Date, there shall exist no Default or Potential Default;

b.   As of the First Extended Maturity Date, there shall exist no material adverse change with respect to any of the Collateral or with respect to the financial condition of Borrower or Guarantor;

c.   Borrower shall give Lender written notice of Borrower's election to extend the First Extended Maturity Date at least sixty (60) days prior to the First Extended Maturity Date, which notice shall include a certification by Borrower that no Default or Potential Default exists;

d.   Borrower shall pay to Lender an extension fee in an amount equal to 0.15% of the unpaid balance of the Loan on the First Extended Maturity Date;

e.   Borrower shall execute and deliver, or cause to be executed and delivered, to Lender such documents as Lender may request, including, without limitation, estoppel certificates signed by the Tenants; and

f. Borrower shall reimburse Lender upon demand for all costs, expenses, fees and attorney fees incurred by Lender in connection with the extension of the First Extended Maturity Date.

If the First Extended Maturity Date is so extended, then, after the First Extended Maturity Date, the Note shall be payable as follows: the unpaid balance of the Note (unpaid principal and unpaid accrued interest as of the First Extended Maturity Date) shall be due and payable in equal monthly installments of principal and interest (the amount of such installments shall be calculated based on a 30-year amortization and an interest rate of 5% per annum) payable on the first day of each month, beginning on February 1, 2021 and continuing regularly thereafter until the Second Extended Maturity Date, when all unpaid accrued interest and unpaid principal shall be due and payable in full.

6. **SECURITY.**   When collateral is pledged as security for the Loan (the "Collateral"), Borrower shall grant, or cause to be granted, to Lender a first lien in the Collateral and agrees to do, or cause to be done, all reasonable things deemed necessary or appropriate by Lender to fully perfect the lien of Lender in the Collateral. The Collateral for the Loan includes all assets of Borrower now owned or hereafter acquired, including, without limitation, the Property and the other "Mortgaged Property" as described and defined in the Deed of Trust and the Capital Reserve Account.

7. **REPRESENTATIONS.**

a. Existence, Good Standing and Purpose of Borrower.   Borrower is a limited liability company, duly organized under the laws of the State of Texas, and has the power to own its property and to carry on its business in the State of Texas.   Attached hereto as Schedule I is a true and correct organization chart that accurately reflects the ownership of Borrower.   Borrower is, and shall remain, a single purpose entity organized and operated for the sole purpose of owning, operating, managing, leasing and otherwise dealing with the Property (the "Purpose").

b. Authority and Compliance.   Borrower has full power and authority to enter into this Agreement, to make the borrowing hereunder, to execute and deliver the Loan Documents and to incur the obligations provided for herein, all of which has been duly authorized by all proper and necessary action.   No consent or approval of any public authority is required as a condition to the validity of this Agreement or the Loan Documents, and Borrower is in compliance, in all material respects, with all Legal Requirements.

c. Binding Agreement.   This Agreement constitutes, and the other Loan Documents when issued and delivered pursuant hereto for value received will constitute, valid and legally binding obligations of Borrower enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally.

d. Litigation.   There are no proceedings pending or, to the knowledge of Borrower, threatened before any court or administrative agency that will have a material adverse effect on the financial condition of Borrower or the operation of the Property.

e. No Conflicting Agreements. There are no provisions of the governing documents of Borrower (and no provisions of any existing agreement, mortgage, indenture or contract binding on Borrower or affecting its property) which would conflict, in any material respect, with or in any way prevent the execution, delivery or carrying out of the terms of this Agreement or the other Loan Documents.

f. Ownership of Assets. The Property is owned by Borrower free of liens and security interests, except for liens and security interests granted to Lender, the inchoate lien for property taxes that are not delinquent and the Permitted Encumbrances (as defined in the Deed of Trust). The Building is at least 74% Tenant occupied and is in good condition and repair, except for repairs recommended in the PCR.

g. Taxes. All income taxes and other taxes due and payable by Borrower through the date of this Agreement have been paid prior to becoming delinquent.

h. Financial Statements. The books and records of Borrower properly reflect its financial condition in all material respects as of the date(s) thereof, and there has been no material adverse change in Borrower's financial condition as represented in any financial statements of the Borrower delivered to Lender prior to the date of this Agreement.

i. Place of Business. The principal office of the Borrower is located at 2909 Hillcroft, Suite 420, Houston, Texas 77057.

j. Rent Roll. Attached hereto as Exhibit "B" is a true and complete (in all material respects) rent roll identifying all Tenants occupying the Property on the date of this Agreement. With respect to each such tenant, except as set forth in any tenant estoppel certificate delivered to Lender prior to the date of this Agreement, to Borrower's knowledge (i) Borrower has delivered, or made available, to Lender a true, correct and complete (in all material respects) copy of the applicable lease agreement and all amendments; (ii) its lease agreement is currently in force and effect and the current term of the lease ends on the date stated on the rent roll; (iii) except as indicated on the rent roll, the Tenant is paying rent monthly in the amount stated on the rent roll, and is not delinquent in the payment of rent; and (iv) the landlord is not in default under the applicable lease agreement and, except as indicated on the rent roll, Borrower is not aware of any default by the landlord or any Tenant.

k. ERISA and Prohibited Transaction Taxes. (i) Borrower is not and will not be (A) an "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); or (B) a "plan" within the meaning of Section 4975© of the Code; (ii) the assets of Borrower do not and will not constitute "plan assets" within the meaning of the United States Department of Labor Regulations set forth in 29 C.F.R. §2510.3-101; (iii) Borrower is not and will not be a "governmental plan" within the meaning of Section 3(32) of ERISA; (iv) transactions by or with Borrower are not and will not be subject to state statutes applicable to Borrower regulating investments of fiduciaries with respect to governmental plans; and (v) Borrower shall not engage in any transaction which would cause any obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under this Agreement, the Promissory Note or the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA or Section 4975 of the Code. Borrower further agrees to deliver to Lender such reasonable certifications or other evidence of compliance with the provisions of this Section as Lender may from time to time reasonably request.

l. OFAC.

   i. Borrower has complied and will continue to comply with all requirements of law relating to money laundering, anti-terrorism, trade embargos and economic sanctions, now or hereafter in effect;

   ii. None of (i) the Borrower, (ii) any person or entity having a twenty percent (20%) or greater economic interest in the Borrower, or (iii) any person or entity otherwise controlling the Borrower, is or will become an Embargoed Person;

   iii. Borrower will not use the proceeds of the Loan to finance or otherwise facilitate, directly or indirectly, any transaction or dealing with an Embargoed Person;

   iv. Borrower's profits are not and will not be predominantly derived from dealings with Embargoed Persons, including but not limited to activities in countries subject to United States embargoes administered by OFAC; and

   v. Borrower has made and will make appropriate inquiries, including inquiries about persons and entities having an ownership interest in the Borrower, to ensure the foregoing representations and warranties remain true and correct at all times.

The foregoing representations shall not apply to the extent that any such person's or entity's ownership interest in Borrower is held solely through a U.S. Publicly-Traded Entity and is less than twenty percent (20%).

8. **AFFIRMATIVE COVENANTS.** Until payment in full of the Loan and payment/performance of all other obligations of Borrower to Lender, whether now existing or hereafter arising:

a. Financial Covenants. Borrower shall maintain a Debt Service Coverage Ratio of not less than 1.50 *to* 1.00. The said ratio shall be calculated and tested semi-annually (as of June 30 and December 31 of each calendar year) on a trailing twelve month basis for the Period, beginning on December 31, 2017.

In the event that Borrower fails to maintain the required Debt Service Coverage Ratio for any Period, such failure will constitute a Default, unless, within 30 days after Lender's written notice to Borrower that Borrower has failed to maintain the required Debt Service Coverage Ratio, Borrower makes a payment to Lender to reduce the principal balance of the Loan to an amount that will result in a Debt Service Coverage Ratio of not less than 1.50 *to* 1.00 for the applicable Period, as re-calculated and re-determined by Lender; provided, notwithstanding anything herein or in the other Loan Documents to the contrary, the foregoing notice and cure provision shall apply only to the first failure of Borrower to maintain the required Debt Service Coverage Ratio, and thereafter, Borrower shall have no notice or cure rights with respect to any failure of Borrower to maintain the required Debt Service Coverage Ratio for any Period.

b. <u>Financial Statements and Reporting.</u> Borrower shall maintain a system of accounting reasonably satisfactory to Lender and in accordance with generally accepted accounting principles consistently applied, and will permit Lender's officers or authorized representatives to visit and inspect its books of account and other records upon reasonable advance notice at such reasonable times and as often as Lender may desire (but not more frequently than once per calendar year in the absence of a Default), and if a Default then exists or is reasonably expected to occur, Borrower will pay the reasonable fees and disbursements of any accountants or other agents of Lender selected by Lender for the foregoing purposes. The books and records of Borrower will be located at Borrower's office in Harris County, Texas. Borrower shall:

   i. Furnish to Lender unaudited internally-prepared quarter-annual financial statements for Borrower (to include a balance sheet, income statement, statement of cash flows and if there have been changes in the organizational chart last provided by Borrower to Lender, then also a current version of the organizational chart), within 30 days after the end of each calendar quarter, beginning with the quarter ending on March 31, 2017.

   ii. Furnish to Lender a quarterly rent roll (substantially in the form attached hereto as Exhibit "B") for the Property, within 30 days after the end of each calendar quarter, beginning with the quarter ending on March 31, 2017; and, except as disclosed in the rent roll, Borrower shall be deemed to have made each of the representations set forth in Section 7(j) with respect to each such rent roll.

   iii. Furnish to Lender, with each second-quarter financial statement and each fourth-quarter financial statement, a certificate of compliance, signed by an executive officer of Borrower, certifying compliance, in all material respects, with all covenants, terms and provisions of this Agreement (or specifically identifying any non-compliance). The certificate of compliance shall specifically include, without limitation, a detailed calculation of the Debt Service Coverage Ratio for the applicable Period.

   iv. Furnish to Lender copies of annual federal income tax returns filed by Borrower, within 30 days after filing.

   v. Furnish to Lender true and complete copies of the following documents within 45 days after execution: all new Leases, and all agreements that extend, amend, modify or terminate any existing Lease Agreements.

   vi. Furnish to Lender such other reasonable information and reports concerning the financial condition of Borrower, or concerning the condition, operation or management of the Property, as Lender may reasonably request, within 30 days after receipt of a written request from Lender, including without limitation, upon request by Lender, Borrower shall use commercially reasonable efforts to obtain tenant estoppel certificates (but not more often than once per calendar year unless a Default has occurred and is continuing) and subordination, non-disturbance and attornment agreements from Tenants in the form required under their respective Lease Agreements, or substantially in the form attached hereto as Exhibit "D", with such changes thereto as may be reasonably acceptable to Lender.

The above-referenced certificates of compliance shall be in the form attached hereto as Exhibit "E", and each of the other above-referenced financial statements, reports and certificates shall contain such information as may be reasonably required by Lender and shall be in form and substance reasonably satisfactory to Lender.

c. Insurance. Borrower shall maintain in effect at all times insurance coverage and limits not less than those reflected on the certificate of insurance attached hereto as Exhibit "C". Borrower shall deliver to Lender reasonably satisfactory evidence of such insurance upon request by Lender from time to time. With respect to commercial liability insurance policies, Lender shall be named as additional insured, and with respect to property insurance policies, Lender shall be named as mortgagee and loss payee.

d. Existence, Compliance and Purpose. Borrower shall maintain its existence as a Texas limited liability company in good standing (i.e. active account status) in the State of Texas. Borrower shall comply, in all material respects, with all Legal Requirements. Borrower shall remain a single purpose entity as represented in Section 7(a) of this Agreement. No amendments shall be made to Borrower's Certificate of Formation without the prior written consent of Lender.

e. Adverse Conditions or Events. Borrower shall promptly advise Lender in writing of any condition, event or act which comes to the attention of Borrower that would be reasonably expected to materially and adversely affect Borrower's financial condition or Lender's rights in or to the Collateral or under this Agreement or the other Loan Documents, and of any litigation filed against Borrower or the Property.

f. Taxes. Borrower shall pay all applicable taxes prior to delinquency. Provided, however, with respect to taxes assessed against the Property, or any part thereof, Borrower may in good faith, by appropriate proceedings, contest the validity, applicability, or amount of any asserted tax or assessment, and pending such contest, Borrower shall not be deemed in default hereunder if: (i) Borrower complies with all laws and procedures applicable to any such contest, (ii) Borrower pays to Lender promptly after written demand therefor all reasonable costs and expenses incurred by Lender in connection with such contest, and (iii) Borrower promptly causes to be paid any amount adjudged by a court of competent jurisdiction to be due, with all costs, penalties and interest thereon, promptly after such judgment becomes final; provided, however, that in any event each such contest will be concluded and the tax, assessment, penalties, interest and costs will be paid at least 10 days prior to the date any writ or order is issued under which the Property may be sold.

g. **Operation.** Borrower shall cause the Property to be operated in a commercially reasonable manner, consistent with comparable Class A office building properties in the submarket in which the Property is located, and keep the Property in good order, repair, condition and appearance (ordinary wear and tear and damage caused by casualty and condemnation excepted), causing all necessary structural and non-structural repairs, renewals, replacements, additions and improvements to be promptly made, and will not commit physical waste of the Property. Borrower shall promptly replace all worn-out or obsolete fixtures or personal property owned by Borrower in the Property necessary for the continued operations of the Property with fixtures or personal property comparable to the replaced fixtures or personal property when new. Borrower shall not use, maintain, operate or occupy, or knowingly allow the use, maintenance, operation or occupancy of, any portion of the Property for any purpose which violates any Legal Requirement, or in any manner which would reasonably be expected to be dangerous (unless safeguarded as required by law) or which would reasonably be expected to constitute a public or private nuisance or which would reasonably be expected to make void, voidable or cancelable or materially increase the premium of any insurance then in force with respect thereto.

h. **Payment of Property Costs.** Borrower shall promptly pay, or cause to be paid, when due all bills, invoices and claims, whether for labor, materials or otherwise which are submitted or made in connection with the construction, repair or maintenance of the Property; provided, however, Borrower shall have the right to diligently contest in good faith by appropriate proceedings any bill, invoice or claim, provided that Borrower causes any related judgment or lien filed against title to the Property or any portion thereof to be bonded around or released on or before the date that is at least twenty (20) days prior to the time any such judgment or lien could be foreclosed.

i. **Estoppel Certificate.** Borrower shall at any time and from time to time (but not more frequently than once per calendar year in the absence of a Default) furnish promptly upon written request by Lender a written statement in such form as may be reasonably required by Lender stating that the Loan Documents are valid and binding obligations of Borrower, enforceable against Borrower in accordance with their terms, the unpaid principal balance of the Promissory Note, the date to which interest on the Promissory Note is paid, that the Loan Documents have not been released, subordinated or modified, and that (to Borrower's knowledge) there are no offsets or defenses against the enforcement of the Loan Documents, or if any of the foregoing statements are untrue, specifying the reasons therefor.

j. **General Covenant.** Borrower shall make, execute or endorse, acknowledge and deliver or file or cause the same to be done, all such vouchers, invoices, notices, certifications and additional agreements, undertakings, conveyances, deeds of trust, mortgages, assignments, financing statements or other assurances, and take any and all such other action as Lender may from time to time reasonably determine to be necessary or appropriate in connection with this Agreement or any of the other Loan Documents (i) to cure any defects in the creation of the Loan Documents, or (ii) to evidence further or more fully describe, perfect or realize on the collateral intended as security, or (iii) to correct any omissions in the Loan Documents, or (iv) to state more fully the security for the Loan, or (v) to perfect, continue, protect or preserve liens and security interests pursuant to any of the Loan Documents, or (vi) for better assuring and confirming unto Lender all or any part of the security for the Loan.

k. <u>Accounts.</u> Borrower hereby grants to Lender a lien on and security interest in all of Borrower's rights, title and interest in and to any and all deposit accounts of Borrower held by Lender including, without limitation, the Capital Reserve Account.

l. <u>Perfection of Liens and Security Interests.</u> Borrower hereby authorizes Lender to file in the applicable public records the Deed of Trust and all financing statements, financing statement amendments and continuation statements as Lender may deem necessary or appropriate in order to perfect its liens and security interests in the Collateral and to maintain the priority of such liens and security interests as first and superior liens.

m. <u>Asset Based Lending Examination/Field Audit.</u> Subject to the rights of Tenants, Borrower shall, following reasonable prior notice from Lender, permit Lender, its representatives and agents, to inspect, examine and appraise the Collateral, as well as the books and records pertaining thereto, and to enter upon the premises where the Collateral and books and records are maintained for the purpose of conducting such inspections and examinations, all during normal business hours (but not more frequently than once per calendar year in the absence of a Default). If at the time of the subject inspection, examination or appraisal (as applicable) Borrower is in Default or a default is reasonably expected to occur, then Borrower shall pay all reasonable fees, costs and expenses incurred by Lender in connection with such inspections, examinations and appraisals.

n. <u>Lease Agreements.</u> Borrower shall timely perform all obligations of the landlord/lessor under the Lease Agreements when due; and if any Tenant notifies Borrower that it does not intend to renew or extend its Lease beyond the end of the Lease term, or that it intends to vacate all or any portion of its leased premises prior to the end of the Lease term, Borrower shall promptly notify Lender in writing.

o. <u>Capital Reserve Account.</u> Borrower shall deposit the sum of $30,500.00 each month in the Capital Reserve Account until the balance of the Capital Reserve Account is at least $366,000.00; and thereafter, if at any time the balance of the Capital Reserve Account falls below $366,000.00, then the said monthly deposits shall resume and shall be required for each and every month when the balance of the Capital Reserve Account is less than $366,000.00.

p. <u>Leasing Commission and Tenant Improvement Reserve Account.</u> (*Intentionally Omitted*)

q. <u>Declaration.</u> Borrower shall comply with all provisions of any declaration of easements, covenants and restrictions (or similar documents) that are applicable to Borrower and/or the Property or any part thereof.

r. <u>Change in Ownership.</u> In the event of any change in ownership of Borrower, Borrower shall promptly notify Lender in writing, and shall (i) remake the representations contained herein relating to OFAC, ERISA and any other matters requested by

Lender, (ii) continue to comply with the covenants contained herein relating to OFAC and ERISA matters, and (iii) deliver to Lender a certificate of compliance containing such updated representations as to OFAC and ERISA effective as of the date of the consummation of the change in ownership.

9. **NEGATIVE COVENANTS.** So long as Borrower may borrow hereunder and until payment in full of the Loan and payment/performance of all other obligations of Borrower to Lender, whether now existing or hereafter arising:

    a. <u>Transfer of Assets.</u> Borrower shall not sell or otherwise transfer title to the Property, or any interest therein, nor shall Borrower sell, assign or otherwise dispose of or transfer any other assets of Borrower, except in the normal course of the business of owning, operating and leasing the Property. Borrower shall not (y) enter into any merger or consolidation, or authorize, cause, consent to, or permit any transfer of an ownership interest in Borrower, unless, after such merger, consolidation or transfer, Borrower (or the merged or consolidated entity) is controlled by Hartman Income REIT Management, Inc.; or (z) form or acquire any subsidiary.

    b. <u>Liens.</u> Borrower shall not hereafter grant, suffer or permit liens on or security interests in the Collateral or fail to promptly pay all lawful claims, whether for labor, materials or otherwise and any such claim remains unpaid, un-stayed on appeal, un-discharged, not bonded or not otherwise released or dismissed for a period of 30 days or more.

    c. <u>Borrowings.</u> Borrower shall not, without the prior written consent of Lender, borrow any money (direct, contingent or otherwise), except for the Loan and unsecured trade payables incurred in the ordinary course of business.

    d. <u>Investments.</u> Borrower shall not make any investments, except for insured bank certificates of deposit, US Government obligations and "sweep repos" purchased in the ordinary course of Borrower's cash management program.

    e. <u>Extensions of Credit.</u> Borrower shall not make any loan or advance to any owner or employee of Borrower, or to any other person or entity other than a Tenant in connection with a tenant improvement allowance that is provided for in a Lease Agreement.

    f. <u>Character of Business.</u> Borrower shall not engage in any type of business, investment or activity that is not directly related to the Purpose.

    g. <u>Violate Other Covenants.</u> Borrower shall not violate, or fail to comply with, any covenants or agreements regarding other debt or obligations of Borrower that will or would, with the passage of time or upon demand, cause the maturity of any other debt or obligation of Borrower to be accelerated, or that would reasonably be expected to materially and adversely affect Borrower's ability to perform its obligations under the Loan Documents.

    h. <u>Distributions.</u> During the existence of a Default, Borrower shall not declare or make any distributions to the owners of Borrower, or apply any of its property or assets to the purchase, redemption or other retirement of any ownership interests in Borrower or in any way amend its capital structure.

i. Capital Reserve Account. Borrower shall not use, or permit the use of, funds on deposit in the Capital Reserve Account for any purpose, except for the purposes specified in the definition of Capital Reserve Account as set forth in Section 3 of this Agreement, and shall not make any withdrawals or disbursement from the said account at any time when a Default exists or a Potential Default exists.

j. Lease Agreements. Borrower shall not hereafter enter into, modify or terminate any Lease Agreement except in the ordinary course of business. As a condition to making any Lease Agreement in excess of 10,000 rentable square feet of space, Borrower shall (i) require the Tenant to execute and deliver to Lender a subordination, non-disturbance and attornment agreement substantially in the form attached to as Exhibit "D" with such changes as may be reasonably acceptable to Lender or such other form as reasonably acceptable to Lender; and (ii) obtain Lender's prior written approval of the proposed Lease Agreement, which approval shall not be unreasonably withheld if the lease terms reflect market terms and the tenant is creditworthy in the judgment of Lender. Borrower will not agree to early termination of any Lease Agreement without Lender's prior written approval, which approval shall not be unreasonably withheld or denied.

k. Zoning, Drilling, Condominium. Borrower shall not initiate or permit any zoning reclassification of the Property or seek any variance under existing zoning ordinances applicable to the Property or use or permit the use of the Property in such a manner which would result in such use becoming a nonconforming use (other than legal nonconforming) under applicable zoning ordinances or other laws; provided that Borrower may pursue and obtain renewals, extensions or replacements of existing rights appurtenant to the Property that may be provided by ordinance. Borrower shall not cause or authorize any drilling or exploration for, or extraction, removal or production of, minerals from the surface or subsurface of the Property. Borrower shall not operate the Property, or authorize the Property to be operated, as a cooperative or condominium building or buildings in which the tenants or occupants participate in the ownership, control or management of the Property or any part thereof, as tenant stockholders or in a similar manner.

10. **EVENTS OF DEFAULT.** A default ("Default") shall exist if any one or more of the following shall occur:

a. Payment Default. Default shall be made in the payment of any installment of principal or interest due on the Loan or any other obligation (whether now existing or hereafter incurred) of Borrower to Lender or any affiliate of Lender under the Loan Documents when due and payable, whether at maturity or otherwise, and such default is not cured within ten days after receipt of written notice specifying such default and prior to the expiration of any applicable cure period; or

b. Breach of Covenants. Default shall be made in the performance of any other term, covenant or agreement set forth in (i) this Agreement and such default is not cured within the specified cure period, or if no cure period is otherwise specified, then within 30 days after Borrower's receipt of written notice specifying such default (provided, however, the said 30 day period shall be extended to 90 days if such default is of such a nature that it is not susceptible of being cured within 30 days and if Borrower commences good faith efforts to cure such default within 30 days and thereafter diligently pursues such efforts); or (ii) any of the other Loan Documents and Borrower fails to cure such default after receipt of written notice specifying such default and prior to the expiration of any applicable cure period set forth in the Loan Documents; or

c. <u>Representations and Warranties.</u> Any representation or warranty herein contained or in any financial statement, certificate, report or opinion submitted by Borrower to Lender in connection with the Loan or pursuant to the requirements of this Agreement shall prove to have been incorrect or misleading in any material respect when made, and to the extent that such matter is susceptible of cure, the subject matter has not been cured within 30 days after Borrower's receipt of written notice specifying such default (provided, however, the said 30 day period shall be extended to 90 days if such default is of such a nature that it is not susceptible of being cured within 30 days and if Borrower commences good faith efforts to cure such default within 30 days and thereafter diligently pursues such efforts); or

d. <u>Judgment, Attachment or Levy.</u> Subject to Borrower's right to contest same pursuant to Section 8(h), any judgment against Borrower, or any attachment or other levy against the Property or any other property of Borrower, with respect to a claim remains unpaid, un-stayed on appeal, un-discharged, not bonded or not dismissed for a period of 30 days, in any case which would reasonably be expected to materially and adversely affect Borrower's ability to perform its obligations under the Loan Documents; or

e. <u>Change in Ownership of Borrower.</u> There shall occur a change in the ownership of Borrower as shown on Schedule I, or in the control of Borrower; or

f. <u>Management.</u> Hartman Income REIT Management, Inc., or another reputable professional property leasing and management company approved in writing by Lender, shall cease to be the property manager for the Property, and such Default is not cured within fifteen (15) days after Borrower's receipt of notice of such Default from Lender; or

g. <u>Bankruptcy, Etc.</u> (i) Any of the following are true with respect to Borrower or Guarantor: Borrower or Guarantor makes a general assignment for the benefit of creditors, admits in writing its inability to pay its debts generally as they become due, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver or any trustee of Borrower or Guarantor or any substantial part of its property, commences any action relating to Borrower or Guarantor under any reorganization, rearrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or if there is commenced against Borrower or Guarantor any such action which is not dismissed within ninety (90) days after filing, or Borrower or Guarantor by any act indicates its consent to or approval of any trustee for Borrower or Guarantor, or any substantial part of its property, or suffers any such receivership or trustee to continue un-discharged within ninety (90) days after filing; or

h. <u>Default in Payment of Other Indebtedness.</u>   Borrower shall default in the payment of any other indebtedness of Borrower, whether now owing or hereafter incurred, as and when such other indebtedness is due and payable, and Borrower fails to cure such default after receipt of written notice specifying such default and prior to the expiration of any applicable cure period, and such default would reasonably be expected to materially and adversely affect Borrower's ability to perform its obligations under the Loan Documents.

11. REMEDIES UPON DEFAULT.

a. <u>Bankruptcy, Etc.</u> If a Default exists under Section 10(g) of this Agreement, the commitment to extend credit hereunder shall automatically terminate and the entire unpaid balance of the Loan and all other indebtedness of Borrower to Lender (whether now existing or hereafter incurred) shall automatically become due and payable without any action of any kind whatsoever.

b. <u>Other Defaults.</u> If any other Default exists, Lender may at its election, do any one or more of the following:

    i.   If the maturity of the Loan and all other indebtedness of Borrower to Lender (whether now existing or hereafter incurred) has not already been accelerated under Section 11(a), declare the entire unpaid balance of the Promissory Note and all other indebtedness of Borrower to Lender (whether now existing or hereafter incurred), or any part thereof, immediately due and payable, whereupon it shall be due and payable in full;

    ii.   Terminate any commitments of Lender to extend credit to Borrower;

    iii.   Reduce any claim to judgment;

    iv.   To the extent permitted by law, exercise the right of offset or banker's lien against the interest of Borrower in and to every deposit, account and other property of Borrower that is in the possession of Lender; or

    v.   Exercise any and all other legal or equitable rights afforded by the Loan Documents, the laws of the State of Texas or any other applicable jurisdiction as Lender shall deem appropriate, including, but not limited to, the right to bring suit or other proceedings either for specific performance of any covenant or condition contained in any of the Loan Documents or in aid of the exercise of any right granted to Lender in any of the Loan Documents.

c. <u>Rights, Remedies and Recourses Cumulative.</u> All rights, remedies and recourses afforded Lender in the Loan Documents or otherwise available at law or in equity, including specifically, but without limitation, those granted by the Uniform Commercial Code in effect (a) will be deemed cumulative and concurrent; (b) may be pursued separately, successively or concurrently against Borrower or anyone else obligated under any of the Loan Documents, or against the Collateral, or against any one or more of them, at the sole discretion of Lender; (c) may be exercised as often as the occasion therefor will arise, it being understood by

Borrower that the exercise, failure to exercise or election not to exercise any of the same will in no event be construed as a waiver of same or of any other right, remedy or recourse available to Lender; and (d) are intended to be, and will be, nonexclusive.

12. **MISCELLANEOUS.**

a. Expenses. All costs and expenses incurred in performing and complying with Borrower's covenants set forth in the Loan Documents will be borne solely by Borrower. Borrower shall promptly, upon written demand: (a) pay all reasonable legal fees incurred by Lender in connection with the preparation, negotiation, execution and administration of this Agreement and any and all other Loan Documents contemplated hereby (including any amendments hereto or thereto or consents, releases or waivers hereunder or thereunder); (b) pay all reasonable, out-of-pocket expenses of Lender in connection with the disbursement of the Loan and administration of this Agreement and the other Loan Documents; (c) reimburse Lender, promptly upon written demand, for all amounts reasonably expended, advanced or incurred by Lender to satisfy or enforce any obligation of Borrower under this Agreement or any other Loan Documents that arise in connection with a breach or Default by Borrower, which amounts will include all court costs, reasonable attorneys' fees (including, without limitation, for trial, appeal or other proceedings), fees of auditors and accountants and investigation expenses reasonably incurred by Lender in connection with any such matter; and (d) pay any and all other reasonable costs and expenses required to satisfy any provision of this Agreement, including, without limitation, documentary taxes and recording, brokerage, escrow, closing costs, fees of attorneys, surveyors, appraisers, accountants and inspectors, and title insurance premiums.

b. No Waiver. No delay by Lender in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right preclude any other or future exercise thereof or the exercise of any other right. Any of the foregoing covenants and agreements may be waived by Lender but only in writing signed by Lender. Borrower expressly waives presentment, demand, protest, notice of intent to accelerate maturity, notice of acceleration of maturity and all other notices of any kind, except for any notices expressly required under the terms of this Agreement of the other Loan Documents.

No notice to or demand on Borrower in any case shall, of itself, entitle Borrower to any other or further notice or demand in similar or other circumstances. No delay or omission by Lender in exercising any power or right hereunder shall impair any such right or power or be construed as a waiver thereof or any acquiescence therein, nor shall any single or partial exercise of any such power preclude other or further exercise thereof, or the exercise of any other right or power thereafter.

c. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THE EXCLUSIVE VENUE FOR ANY DISPUTES BETWEEN THE PARTIES RELATING TO THE LOAN, THIS AGREEMENT OR ANY OTHER

LOAN DOCUMENTS SHALL BE IN THE STATE OR FEDERAL COURTS HAVING JURISDICTION AND SITTING IN THE CITY OF DALLAS, DALLAS COUNTY, TEXAS OR THE CITY OF TYLER, SMITH COUNTY, TEXAS.

d. <u>Amendment.</u> No modification, consent, amendment or waiver of any provision of this Agreement, nor consent to any departure by Borrower therefrom, shall be effective unless the same shall be in writing and signed by Lender and Borrower, and then shall be effective only in the specific instance and for the purpose for which given. This Agreement is binding upon Lender, Borrower and their respective successors and assigns, and inures to the benefit of Lender, Borrower and their respective successors and assigns.

e. <u>Conflicts.</u> The obligations, rights and remedies set forth in the Loan Documents shall be cumulative. In all regards, all terms and provisions of the Loan Documents are intended to be read and integrated in a harmonious and consistent manner. In the event of any conflict or inconsistency between the terms and provisions of this Agreement and any other of the Loan Documents, the terms and provisions of this Agreement shall control. Time is of the essence of this Agreement.

f. <u>No Obligation to Renew Loan.</u> Notwithstanding anything herein or in any of the other Loan Documents to the contrary, Lender shall have no obligation to renew the Loan or to extend the maturity of the Promissory Note referred beyond the maturity date stated therein.

g. <u>Interest Limitations</u>. It is the intention of the parties hereto to comply strictly with all applicable usury and similar laws; and, accordingly, in no event and upon no contingency shall the Lender ever be entitled to receive, collect, or apply as interest any interest, fees, charges or other payments equivalent to interest, in excess of the Maximum Rate. In determining if interest exceeds the Maximum Rate, interest shall be spread over the entire contracted for term of the Loan. Any provision hereof, or of any other agreement executed by Borrower that would otherwise operate to bind, obligate or compel Borrower to pay interest in excess of such Maximum Rate or fees in excess of the maximum lawful amount shall be construed to require the payment of the Maximum Rate or amount only. The provisions of this Section shall be given precedence over any other provisions contained herein or in any other agreement applicable to the Loan that is in conflict with the provisions of this Section.

h. **Indemnification. Notwithstanding anything to the contrary contained herein, Borrower shall indemnify, defend and hold Lender and its successors and assigns harmless from and against any and all claims, demands, suits, losses, damages, assessments, fines, penalties, costs or other expenses (including reasonable attorneys' fees and court costs) arising from or in any way related to the following and items or matters related to or arising from the Property; (i) actual or threatened damage to the environment, (ii) agency costs of investigation, personal injury or death, or property damage, due to a release or alleged release of hazardous materials, arising from Borrower's business operations or in the surface or ground water arising from Borrower's business operations, or (iii) gaseous emissions arising from Borrower's business** operations or (iv) any other condition existing or arising from Borrower's business operations resulting from the use or existence of hazardous materials, whether such claim proves to be true or false; provided that the foregoing indemnity shall not be applicable to any conditions or matters (a) arising or resulting from the gross negligence or willful misconduct of Lender or its agents, contractors, successors or assigns or (b) first existing or occurring after the date on which the lien of the Deed of Trust is foreclosed or a conveyance in lieu of such foreclosure is effective, or the date on which Lender, its agents or any receiver appointed thereby otherwise obtains possession of the Property. Borrower further agrees that such indemnity obligations shall include, but are not limited to, liability for damages resulting from the personal injury or death of an employee of Borrower, regardless of whether Borrower has paid the employee under the workmen's compensation laws of any state or other similar federal or state legislation for the protection of employees. The term "property damage" as used in this Section includes, but is not limited to, damage to any real or personal property of Borrower, the Lender, and of any third parties. The obligations of Borrower under this Section shall survive the repayment of the Loan.

i. Sale of Loan. Lender may, at Lender's sole cost and expense, sell, transfer, or assign all or any portion of the Loan and the Loan Documents or grant participations in the Loan or in the Loan Documents. Lender may forward to each current and prospective purchaser, transferee, assignee, and participant documents and information relating to the Loan, Borrower and the Property, whether furnished by Borrower or otherwise, as Lender determines necessary or desirable.

j. Successors and Assigns. In this Agreement wherever one of the parties hereto is named or referred to, the heirs, legal representatives, successors and assigns of such party will be included and all covenants and agreements contained in this Agreement by or on behalf of Borrower or by or on behalf of Lender will bind and inure to the benefit of their respective heirs, legal representatives, successors and assigns, whether so expressed or not. Notwithstanding the foregoing, Borrower will have no right to assign its rights hereunder or the proceeds of the Loan without the prior written consent of Lender. Lender shall have the right to assign or pledge any portion of this Agreement and/or the Loan. In the event of such an assignment or pledge, Borrower shall agree to such modifications to this Agreement as will facilitate such assignment or pledge, provided that such modifications will not expand or alter Borrower's obligations or liabilities or limit or reduce Borrower's rights or benefits under the Loan Documents. It is understood that any assignment or pledge by Lender will not result in additional expense to Borrower. Additionally, Lender shall have the right to disseminate (subject to a customary confidentiality agreement signed by the recipient party for the benefit of both Lender and Borrower) any information it has pertaining to the Loan, including without limitation, complete and current credit information on Borrower and Tenants.

k. Loan Commitment Satisfied. Borrower and Lender agree that the obligations of Lender under any loan commitment providing for the extension of credit to

Borrower with respect to the Property are satisfied by Lender's execution and delivery of the Loan Documents. This Agreement supersedes any loan commitment letter.

l.   Notices to Borrower.   Any notices to Borrower given hereunder shall be in writing and shall be given in accordance with Section 5.11 of the Deed of Trust.

m.   JUDICIAL PROCEEDINGS; WAIVER OF JURY.   BORROWER AND LENDER ACKNOWLEDGE AND AGREE THAT (a) ANY SUIT, ACTION, OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, BROUGHT OR INSTITUTED BY BORROWER OR LENDER OR ANY SUCCESSOR OR ASSIGNEE OF BORROWER OR LENDER, ON OR WITH RESPECT TO THE LOAN, THIS AGREEMENT, THE PROMISSORY NOTE, ANY OF THE OTHER LOAN DOCUMENTS, THE COLLATERAL OR THE DEALINGS OF THE PARTIES WITH RESPECT HERETO OR THERETO SHALL BE TRIED ONLY BY A COURT AND NOT BY A JURY, AND **EACH PARTY WAIVES THE RIGHT TO TRIAL BY JURY**; (b) EACH WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER, IN ANY SUCH SUIT, ACTION, OR PROCEEDING, ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES AND ATTORNEY FEES; AND (c) THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND THE PROMISSORY NOTE, AND LENDER WOULD NOT EXTEND CREDIT IF THE WAIVERS SET FORTH IN THIS SECTION WERE NOT A PART OF THIS AGREEMENT AND THE PROMISSORY NOTE.

n.   FINAL AGREEMENT.   THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.   THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

o.   Counterpart Execution.   This Agreement may be signed in multiple counterparts, all of which taken together shall constitute a single document.

(End of Page – Signature Page, Schedule and Exhibits Follow)

(Loan Agreement Signature Page - Lender)

IN WITNESS WHEREOF, Lender has caused this Loan Agreement to be duly executed as of the date first above written.

LENDER:

SOUTHSIDE BANK

By: _____
Alex S. Hammond, Vice President

(Loan Agreement Signature Page - Borrower)

IN WITNESS WHEREOF, Borrower has caused this Loan Agreement to be duly executed as of the date first above written.

HARTMAN THREE FOREST PLAZA, LLC,
a Texas limited liability company

By: Hartman Income REIT Management, Inc.,
       a Texas corporation, its Manager

       By: _____
       Name: Allen R. Hartman
       Its: President

SCHEDULE I

(Organization Chart)



Hartman Income REIT, Inc.
(Maryland)
14.8% *
Allen Hartman
* approximate
100%
Hartman Income REIT Management, LLC
(Delaware)
100%
Hartman XX Holdings LLC
(Texas)
100%
70%
Hartman Income REIT Management, Inc.
(Texas)
30%
Hartman Advisors LLC
(Texas)
GENERAL PUBLIC
<1%
Hartman Short Term Income Properties XX, Inc.
(Maryland)
ISSUER
100%
Hartman XX REIT GP LLC
(Texas)
General Partner
0.10%
99.90%
Hartman XX Limited Partnership
(Texas)
REIT OPERATING PARTNERSHIP
100%
Hartman CRMB Holdings LLC
(Texas)
Hartman Gulf Plaza LLC
(Texas)
Hartman Energy LLC
(Delaware)
Hartman Hillcrest, LLC
(Texas)
Hartman 400 North Belt, LLC
(Texas)
Hartman Skymark Tower, LLC
(Texas)
Hartman Westway One, LLC
(Texas) *
100%
100%
100%
100%
Hartman Richardson Heights Properties LLC
(Texas)
Hartman Bent Tree LLC
(Texas)
Hartman Cooper Street Plaza LLC
(Texas)
Hartman Mitchelldale LLC
(Texas)
Hartman Parkway LLC
(Texas)
Hartman Highway 6 LLC
(Texas)
Hartman Ashford Crossing LLC
(Texas)
Hartman Corporate Park, LLC
(Texas)
Hartman One Technology LLC (Texas)
Hartman Three Forest Plaza, LLC
(Texas)
* All LLC interests owned by Hartman XX Limited Partnership
are 100% single member interests EXCEPT Westway One LLC.
We own 54.33% of Hartman Westway One LLC

EXHIBIT "A"

(Land)

Tract 1 (Fee Simple):

Field notes for 3.8582 acres of land, being all of Lot 2B, Block B/7736, Forest Plaza Addition, a subdivision in the M. J. Sanchez Survey, Abstract No. 1272, in Dallas County, Texas, the map or plat thereof recorded in Volume 95137, Page 1945 of the Map Records of Dallas County, and being that same 3.8582 acre tract of land conveyed to Massachusetts Mutual Life Insurance Company, and described as "Tract 1" in Substitute Trustee's Deed and Bill of Sale, recorded in Volume 2002044, Page 12364 of the Real Property Records of Dallas County, said 3.8582 acres of land being more particularly described by metes and bounds as follows:

COMMENCING at a point in the North line of Merit Drive, based on an 80 foot right-of-way, at the most Southerly Southwest corner of Lot 1A of said Block B/7736, said point being at the Southeast end of a cut-back for the Easterly line of Park Central Drive;

Thence, South 89°27'54" East with the North line of said Merit Drive and the South line of said Block B/7736, at 394.99 feet passing the Southeast corner of said Lot 1A and the Southwest corner of Lot 2A of said Block B/7736, and continuing in all, a total distance of 736.11 feet to a point of curve to the left, having a radius of 430.00 feet and a central angle of 35°14'08";

Thence, continuing with the Northerly line of said Merit Drive and the Southerly line of said Lot 2A, and with the said curve to the left having a radius of 430.00 feet (chord bearing North 72°55'02" East, 260.29 feet), an arc distance of 264.44 feet to a 5/8 inch steel rod found marking the most Southerly or Southeast corner and PLACE OF BEGINNING of said Lot 2B and the herein described tract, said point also being the most Easterly corner of said Lot 2A;

Thence, with the Northeasterly line of said Lot 2A and the common Southwesterly line of said Lot 2B, the following courses and distances:

   North 44°27'54" West, 45.56 feet to an "X" in concrete found at an angle point;
   North 89°27'54" West, 55.00 feet to an "X" in concrete set at an angle point;
   North 44°27'54" West, 161.22 feet to a 1/2 inch steel rod found at an angle point;
North 89°27'54" West, 192.00 feet to an "X" in concrete set for the most Southerly Southwest corner;
   North 00°32'06" East, 18.00 feet to an "X" in concrete set at an interior ell corner;
North 89°27'54" West, 14.50 feet to an "X" in concrete set in concrete for the most Westerly Southwest corner;
North 00°32'06" East, 179.00 feet to an "X" in concrete found marking the most Westerly Northwest corner;
South 89°27'54" East, 133.50 feet to an "X" in concrete found at an interior ell corner; and,

North 00°32'06" East, 61.83 feet to a point in the North line of said Block B/7736 for the most Northerly Northwest corner of said Lot 2B and the herein described tract, said point being the Northeast corner of said Lot 2A, said point also being in the South line of Microwave Drive, abandoned under City Ordinance No. 19123, recorded in Volume 87098, Page 5823 of the Deed Records of Dallas County;

Thence, South 89°13'04" East with the South line of said (abandoned) Microwave Drive and the North line of said Lot 2, at approximately 284 feet passing the Southeast corner of said Microwave Drive and a Southwest (re-entrant) corner of Lot 2, Block A/7735 of Park Central on the Lake, the map or plat thereof recorded in Volume 86159, Page 1542 of the said Map Records, and continuing in all, a total distance of 452.99 feet to a point in the Westerly line of said Merit Drive for the Northeast corner of said Lot 2B and the herein described tract, said point being the Southeast corner of said Lot 2, said point also being in a curve to the right, having a radius of 430.00 feet and a central angle of 61°41'34", from which point, a found 1/2 inch steel rod bears North 24°54' West, 0.9 feet;

Thence, in a Southwesterly direction, with the Westerly line of said Merit Drive and the Easterly line of said Lot 2B, and with the said curve to the right having a radius of 430.00 feet (chord bearing South 24°27'08" West, 440.96 feet), an arc distance of 463.00 feet to the PLACE OF BEGINNING and containing 3.8582 acres or 168,063 square feet of land, more or less.

Tract 2 (Easement):

Those appurtenant, non-exclusive easement rights as set out in that certain Reciprocal Grant of Access Easements executed by and between F.C. Associates, a Texas limited partnership, Two Forest Plaza, Ltd., a Texas limited partnership, and Forest Plaza Development Company, a Texas corporation, dated November 2, 1981, filed November 6, 1981 and recorded in Volume 81218, Page 1774, Real Property Records, Dallas County, Texas; as affected by Amendment to Reciprocal Grant of Access Easements dated March 12, 1982, filed March 22, 1982 and recorded in Volume 82058, Page 98, Real Property Records, Dallas County, Texas, and as shown on survey prepared by James H. Thomas, Registered Professional Land Surveyor Number 5736, on behalf of Thomas Land Surveying, dated November 29, 2016, last revised December 13, 2016 (the "Survey").

Tract 3 (Easement):

Those appurtenant, non-exclusive easement rights as set out in that certain Joint Parking Garage Operation Agreement executed by and between Three Forest Plaza, a Texas general partnership, and Minstrel Management Company, N.V., a Netherlands Antilles corporation, dated August 24, 1984, filed August 30, 1984 and recorded in Volume 84173, Page 214, Real Property Records, Dallas County, Texas, and as noted on the Survey.

Tract 4 (Easement):

Those appurtenant, non-exclusive easement rights as set out in that certain Reciprocal Grant of Access Easement executed by and between Three Forest Plaza, a Texas general partnership, and Minstrel Management Company N.V., a Netherlands Antilles corporation, dated August 22, 1984, filed August 23, 1984 and recorded in Volume 84167, Page 3825, Real Property Records, Dallas County, Texas, and as shown on the Survey.

EXHIBIT "B"

(Initial Rent Roll)

See Attached

Database: MRI_PROD
Bldg Status: Active only
Three Forest Plaza

Rent Roll
THREE FOREST PLAZA
12/15/2016

Page: 1
Date: 12/14/2016
Time: 08:40 PM

Bldg Id-Suit Id	Occupant Name	Rent Start	Expiration	NRA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
Leased and Unoccupied Suites													
020500 -0625	EMKEY ENTERPRISES	11/1/2015	11/30/2020	2,246	3,836.92		882.00		54.13				
		Stop Bill Date:	12/31/2016										
New Leases													
020500 -0940	The Irvine Company	4/1/2017	7/31/2022	2,837									
020500 -0950	Guajardo & Marks, LLP	2/1/2017	2/28/2025	4,209									
020500 -1700A	CIT Bank, N.A.	3/1/2017	9/30/2025	8,282									
Vacant Suites													
020500 -0110	Vacant			536									
020500 -0325	Vacant			5,997									
020500 -0420A	Vacant			3,185									
020500 -0540	Vacant			3,215									
020500 -0550	Vacant			3,988									
020500 -0630	Vacant			834									
020500 -0650	Vacant			8,308									
020500 -0760	Vacant			3,496									
020500 -0800	Vacant			10,873									
020500 -0910	Vacant			1,554									
020500 -0940	Vacant			2,837									
020500 -0950	Vacant			4,209									
020500 -0960	Vacant			1,528									
020500 -1020	Vacant			3,656									
020500 -1100	Vacant			3,424									
020500 -1125	Vacant			2,455									

Bldg Id-Suit Id	Occupant Name	Rent Start	Expiration	NRA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
020500 -1150	Vacant			1,552									
020500 -1200	Vacant			10,193									
020500 -1650	Vacant			428									
020500 -1670	Vacant			1,168									
020500 -1680	Vacant			3,532									
020500 -1700A	Vacant			8,282									
020500 -1720	Vacant			2,742									
020500 -1950	Vacant			3,721									
020500 -STOR1	Vacant			1,424									
Occupied Suites													
020500 -0100	Davis Law & Associates PC	7/1/2015	10/31/2020	1,534	2,364.92	18.50	199.00			OBR	11/1/2017	2,428.83	19.00
										OBR	11/1/2018	2,492.75	19.50
										OBR	11/1/2019	2,556.67	20.00
020500 -0140	ROOSHNA INVESTMENTS DBA R&F	4/18/2016	5/31/2021	2,570	1,000.00	4.67							
020500 -0145	Fitness Center	11/1/2013	12/31/2016	1,954									
020500 -0150	TRANSWESTERN COMMERCIAL SV	7/25/2003	12/31/2016	1,774									
020500 -0160	Spencer Scott, PLLC	10/1/2016	2/28/2022	5,045	5,989.96	14.25			-5,881.71	ELE	10/1/2019	580.00	1.38
										OBR	10/1/2017	6,067.50	14.43
										OBR	3/1/2018	7,567.50	18.00
										OBR	10/1/2018	7,777.71	18.50
										OBR	10/1/2019	7,987.92	19.00
										OBR	10/1/2020	8,198.13	19.50
										OBR	10/1/2021	8,408.33	20.00
020500 -0190	MCI METRO ACCESS TRAN SVCS II	5/1/2011	12/31/2016	115	634.69	66.23							
020500 -0200	MINCEY-CARTER PC	10/1/2012	11/30/2018	4,075	6,621.88	19.50	614.00			OBR	12/1/2017	6,791.67	20.00
020500 -0240	MINCEY-CARTER PC	10/1/2012	11/30/2018	1,043	1,694.87	19.50				OBR	12/1/2017	1,738.33	20.00
020500 -0250	Conference Room	11/1/2013	12/31/2016	2,349									
020500 -0280	HARDY MCCULLAH/MLM ARCHITEC	1/1/2015	3/31/2018	8,842	13,631.42	18.50	1,150.00			OBR	4/1/2017	13,999.83	19.00
020500 -0300	ROBERTS & CROW INC	4/1/2011	12/31/2022	5,195	8,008.96	18.50	667.00						

Bldg Id-Suit Id	Occupant Name	Rent Start	Expiration	NRA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
										OBR	1/1/2017	7,792.50	18.00
										OBR	1/1/2018	8,008.86	18.50
										OBR	1/1/2019	8,225.42	19.00
										OBR	1/1/2020	8,441.88	19.50
										OBR	1/1/2021	8,658.33	20.00
										OBR	1/1/2022	8,874.79	20.50
										RCN	1/1/2017	-7,792.50	-18.00
020500 -0350	NEUROLOGICAL CLINIC OF TX	7/1/2012	6/30/2023	4,954	7,637.42	18.50	594.00		265.21	OBR	7/1/2017	7,843.83	19.00
										OBR	7/1/2018	8,050.25	19.50
										OBR	7/1/2019	8,256.67	20.00
										OBR	7/1/2020	8,463.08	20.50
										OBR	7/1/2021	8,669.50	21.00
										OBR	7/1/2022	8,875.92	21.50
020500 -0400	GREEN OAKS HOSPITAL	3/1/2013	5/31/2018	10,866	17,657.25	19.50	1,304.00			OBR	6/1/2017	18,110.00	20.00
020500 -0420	DKING Consulting	6/15/2015	5/31/2018	836	1,219.17	17.50	422.00		719.86	OBR	6/1/2017	1,254.00	18.00
020500 -0450	DKING Consulting	6/1/2015	5/31/2018	2,404	3,505.83	17.50				OBR	6/1/2017	3,606.00	18.00
020500 -0470	MERIT DENTAL DAVID HUGHES	9/1/2016	4/30/2025	3,498	5,938.41	20.37	417.00		54.13	OBR	5/1/2017	5,938.75	20.37
										OBR	9/1/2017	4,458.75	15.30
										OBR	5/1/2018	4,567.50	15.67
										OBR	5/1/2019	4,676.25	16.04
										OBR	5/1/2020	4,785.00	16.42
										OBR	5/1/2021	4,893.75	16.79
										OBR	5/1/2022	5,002.50	17.16
										OBR	5/1/2023	5,111.25	17.53
										OBR	5/1/2024	5,220.00	17.91
020500 -0500	U S ONCOLOGY INC	3/1/2013	9/30/2018	9,783	22,022.00	19.50	1,626.00		416.76	OBR	8/1/2017	22,586.67	20.00
020500 -0520	U S ONCOLOGY INC	3/1/2013	9/30/2018	2,071									
020500 -0560	U S ONCOLOGY INC	3/1/2013	9/30/2018	1,698									
020500 -0620	Lonestar MSO, Inc.	1/1/2016	12/31/2021	7,347	8,265.00	13.50	808.00			OBR	1/1/2017	11,326.63	18.50
										OBR	1/1/2018	11,632.75	19.00
										OBR	1/1/2019	11,938.88	19.50
										OBR	1/1/2020	12,245.00	20.00
										OBR	1/1/2021	12,551.13	20.50
020500 -0670	LAW OFFICE OF WILLIAM DIPPEL	5/1/2012	8/31/2017	2,020	3,282.50	19.50	281.00						
020500 -0700	DRS SENSORS & TARGETING SYS	5/1/2013	9/30/2018	4,949	8,042.13	19.50	594.00		200.00	OBR	10/1/2017	8,248.33	20.00
020500 -0725	BEAIRD HARRIS & CO PC	4/1/2015	5/31/2023	4,272	6,586.00	18.50	1,459.00		227.33	OBR	4/1/2017	6,764.00	19.00
										OBR	4/1/2018	6,942.00	19.50

Database: MRI_PROD
Bldg Status: Active only
Three Forest Plaza

Rent Roll
THREE FOREST PLAZA
12/15/2016

Page: 4
Date: 12/14/2016
Time: 08:40 PM

Bldg Id-Suit Id	Occupant Name	Rent Start	Expiration	NRA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
										OBR	4/1/2019	7,120.00	20.00
										OBR	4/1/2020	7,298.00	20.50
										OBR	4/1/2021	7,476.00	21.00
										OBR	4/1/2022	7,654.00	21.50
020500 -0750	BEAIRD HARRIS & CO PC	4/1/2015	5/31/2023	8,059	13,095.88	19.50	257.00		150.00	OBR	2/1/2018	13,431.67	20.00
										OBR	2/1/2019	13,767.45	20.50
										OBR	2/1/2020	14,103.25	21.00
										OBR	2/1/2021	14,439.04	21.50
										OBR	2/1/2022	14,774.83	22.00
020500 -0825	Lan Smith Sosolikc PLLC	7/1/2015	2/28/2023	7,240	10,860.00	18.00	995.00			OBR	3/1/2017	11,161.67	18.50
										OBR	3/1/2018	11,463.33	19.00
										OBR	12/30/2018	0.00	0.00
										OBR	3/1/2019	11,765.00	19.50
										OBR	3/1/2020	12,066.67	20.00
										OBR	3/1/2021	12,368.33	20.50
										OBR	3/1/2022	12,670.00	21.00
020500 -0850	THE DALLAS MARKETING GROUP I	5/1/2014	4/30/2021	2,685	4,027.50	18.00	322.00			OBR	5/1/2017	4,139.38	18.50
										OBR	5/1/2018	4,251.25	19.00
										OBR	5/1/2019	4,363.13	19.50
										OBR	5/1/2020	4,475.00	20.00
020500 -0900	WESTCLIFF CYPRESS JOINT VENT	3/1/2011	5/31/2023	2,220	3,607.50	19.50	309.00		-3,607.50	OBR	12/1/2017	3,700.00	20.00
										OBR	12/1/2018	3,792.50	20.50
										OBR	12/1/2019	3,885.00	21.00
										OBR	12/1/2020	3,977.50	21.50
										OBR	12/1/2021	4,070.00	22.00
										OBR	12/1/2022	4,162.50	22.50
020500 -0930	DAVID MUNSON	5/1/2014	10/31/2019	3,416	5,124.00	18.00	584.00			OBR	11/1/2017	5,266.37	18.50
										OBR	11/1/2018	5,408.67	19.00
020500 -0935	DAVID MUNSON	5/1/2014	10/31/2019	1,447	2,170.50	18.00				OBR	11/1/2017	2,230.79	18.50
										OBR	11/1/2018	2,291.08	19.00
020500 -0975	CUSTOM FOOD GROUP	7/24/2013	11/30/2016	3,545	5,465.21	18.50	419.00						
020500 -1000	THE INSOURCE GROUP INC	11/1/2016	3/31/2022	6,236	13,222.63	19.50	1,119.00			OBR	11/1/2017	13,561.67	20.00
										OBR	11/1/2018	13,900.71	20.50
										OBR	11/1/2019	14,239.75	21.00
										OBR	11/1/2020	14,578.79	21.50
										OBR	11/1/2021	14,917.83	22.00
										RCN	4/1/2017	0.00	0.00
020500 -1005	THE ALLEN GROUP	12/1/2014	11/30/2017	1,406	2,167.58	18.50	169.00						
020500 -1010	CAREY ASSET MGMT	11/1/2013	3/31/2019	3,313	4,969.50	18.00	392.00		108.25	OBR	4/1/2017	5,107.54	18.50
										OBR	4/1/2018	5,245.58	19.00
020500 -1015	ROOFING & INSULATION SUPPLY	10/1/2015	9/30/2020	2,115	3,260.63	18.50				OBR	10/1/2017	3,348.75	19.00

Bldg Id-Suit Id	Occupant Name	Rent Start	Expiration	NRA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
										OBR	10/1/2018	3,436.88	19.50
										OBR	10/1/2019	3,525.00	20.00
020500 -1050	JOHN H FOWLER	11/1/2015	11/30/2017	791	1,285.38	19.50	95.00						
020500 -1060	SULE FACIAL PLASTIC SURGERY	5/1/2011	11/30/2016	1,475	2,550.52	20.75	189.00		75.00				
020500 -1065	THE INSOURCE GROUP INC	11/1/2016	3/31/2022	1,901									
020500 -1175	FREEDOM TRUCK FINANCE LLC	10/1/2016	4/30/2024	13,323	19,429.37	17.50	1,185.00			OBR	5/1/2017	19,984.50	18.00
										OBR	5/1/2018	20,539.63	18.50
										OBR	5/1/2019	21,094.75	19.00
										OBR	5/1/2020	21,649.88	19.50
										OBR	5/1/2021	22,205.00	20.00
										OBR	5/1/2022	22,760.12	20.50
										OBR	5/1/2023	23,315.25	21.00
020500 -1210	WEAVER & TIDWELL	9/16/2008	9/30/2018	10,602	22,529.25	25.50	194.00			OBR	10/1/2017	22,971.00	26.00
020500 -1300	WEAVER & TIDWELL LLP	4/1/2016	2/28/2018	20,383									
020500 -1400	WEAVER & TIDWELL LLP	4/1/2016	9/30/2018	20,962	78,383.23	22.75	332.00			OBR	4/1/2017	80,967.29	23.50
020500 -1500	QRX MEDICAL MANAGEMENT	10/1/2013	7/31/2025	20,929	31,829.52	18.25	2,511.00			OBR	8/1/2018	32,701.56	18.75
										OBR	8/1/2019	33,573.60	19.25
										OBR	8/1/2020	34,009.63	19.50
										OBR	8/1/2022	34,881.67	20.00
020500 -1610	QRX MEDICAL MANAGEMENT	11/17/2014	7/31/2025	6,626	10,077.04	18.25	795.00			OBR	8/1/2018	10,353.13	18.75
										OBR	8/1/2019	10,629.21	19.25
										OBR	8/1/2020	10,767.25	19.50
										OBR	8/1/2022	11,043.33	20.00
										OBR	8/1/2023	11,319.42	20.50
										OBR	8/1/2024	11,595.50	21.00
020500 -1630	Goglia Howard, PLLC	2/16/2016	6/30/2021	2,945	4,540.21	18.50	324.00			OBR	6/1/2017	4,662.92	19.00
										OBR	6/1/2018	4,785.63	19.50
										OBR	6/1/2019	4,908.33	20.00
										OBR	6/1/2020	5,031.04	20.50
020500 -1640	ROSENTHAL WEINER LLP	10/1/2014	12/31/2018	1,383	2,132.13	18.50	166.00		54.13	OBR	1/1/2017	2,189.75	19.00
										OBR	1/1/2018	2,247.38	19.50
020500 -1660	PERRYMAN FINANCIAL ADVISORY	2/1/2012	8/31/2019	4,852	8,288.83	20.50	574.00		108.26	OBR	9/1/2017	8,491.00	21.00
										OBR	9/1/2018	8,693.17	21.50
020500 -1700	RANKIN FINANCIAL NETWORK	6/15/2013	3/31/2018	1,530	2,486.25	19.50	184.00			OBR	10/1/2017	2,550.00	20.00
020500 -1710	AT& T MOBILITY TX LLC	6/1/2011	5/31/2018	0					5,017.82	ANT	6/1/2017	5,168.36	0.00
020500 -1725	MARCH OF DIMES BIRTH DEFECTS	7/1/2012	11/30/2017	2,218	3,696.67	20.00							

Bldg Id-Suit Id	Occupant Name	Rent Start	Expiration	NRA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Cat	Date	Monthly Amount	PSF
										--------------- Future Rent Increases ---------------			
020500 -1750	MARCH OF DIMES BIRTH DEFECTS	1/1/2012	11/30/2017	5,447	9,078.33	20.00	907.00						
020500 -1800	HUSELTON MORGAN & MAULTSBY	11/1/2010	12/31/2021	20,799	32,931.75	19.00	2,706.00		265.21	OBR	1/1/2018	33,798.38	19.50
										OBR	1/1/2020	34,665.00	20.00
020500 -1900	RANKIN FINANCIAL NETWORK	7/1/2012	3/31/2018	2,654	4,644.50	21.00	318.00			OBR	4/1/2017	4,755.08	21.50
020500 -1925	FERGUSON FINANCIAL GROUP	3/1/2016	2/28/2017	1,214	1,972.75	19.50	176.00						
020500 -1935	FERGUSON FINANCIAL GROUP	3/1/2016	2/28/2017	256	426.67	20.00							
020500 -ROOF1	TW TELECOM OF TEXAS LLC	4/1/2014	3/31/2019	0					500.00	ANT	4/1/2017	550.00	0.00
										ANT	4/1/2018	600.00	0.00
020500 -ROOF5	TIME WARNER CABLE	6/15/2012	6/30/2017	0					200.00				
020500 -ROOF6	COGENT COMMUNICATIONS	12/1/2014	11/30/2019	0					500.00				

Totals:	Occupied Sqft:	73.98%	53 Units	271,166	428,355.74		25,357.00		-627.25
	Leased/Unoccupied Sqft:	0.61%	1 Units	2,246	3,836.92		882.00		54.13
	Vacant Sqft:	25.41%	25 Units	93,137					
	Total Sqft:		79 Units	366,549	432,192.66				

Total Three Forest Plaza:

	Occupied Sqft:	73.98%	53 Units	271,166	428,355.74		25,357.00		-627.25
	Leased/Unoccupied Sqft:	0.61%	1 Units	2,246	3,836.92		882.00		54.13
	Vacant Sqft:	25.41%	25 Units	93,137					
	Total Sqft:		79 Units	366,549	432,192.66				

Grand Total:

	Occupied Sqft:	73.98%	53 Units	271,166	428,355.74		25,357.00		-627.25
	Leased/Unoccupied Sqft:	0.61%	1 Units	2,246	3,836.92		882.00		54.13
	Vacant Sqft:	25.41%	25 Units	93,137					
	Total Sqft:		79 Units	366,549	432,192.66				

EXHIBIT "C"

(Certificate of Insurance)

ACORD

CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY) 12/13/2016

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER	CONTACT NAME	Dorothy Sundin		
Arthur J. Gallagher Risk Management Services, Inc PO Box 1749 Spring TX 77383-1749	PHONE (A/C, No, Ext): 281-655-6738		FAX (A/C, No): 281-655-6739	
	E-MAIL ADDRESS: Dorothy_Sundin@ajg.com			
	INSURER(S) AFFORDING COVERAGE			**NAIC #**
	INSURER A: Philadelphia Indemnity Insurance Co			18058
INSURED Hartman Three Forest Plaza, LLC 2909 Hillcroft, Ste. 420 Houston, TX 77057	INSURER B: Travelers Property Casualty Co of A			25674
	INSURER C:			
	INSURER D:			
	INSURER E:			
	INSURER F:			

COVERAGES   CERTIFICATE NUMBER: 758467456   REVISION NUMBER:

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE	ADDL INSD	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS	
A	**COMMERCIAL GENERAL LIABILITY** X		X	PHPK1463254	2/28/2016	2/28/2017	EACH OCCURRENCE	$1,000,000
	CLAIMS-MADE [X] OCCUR						DAMAGE TO RENTED PREMISES (Ea occurrence)	$300,000
							MED EXP (Any one person)	$20,000
							PERSONAL & ADV INJURY	$1,000,000
	GEN'L AGGREGATE LIMIT APPLIES PER:						GENERAL AGGREGATE	$2,000,000
	POLICY [ ] PRO-JECT [ ] LOC [X]						PRODUCTS - COMP/OP AGG	$2,000,000
	OTHER							$
A	**AUTOMOBILE LIABILITY**			PHPK1463254	2/28/2016	2/28/2017	COMBINED SINGLE LIMIT (Ea accident)	$1,000,000
	ANY AUTO						BODILY INJURY (Per person)	$
	ALL OWNED AUTOS [ ] SCHEDULED AUTOS [ ]						BODILY INJURY (Per accident)	$
	HIRED AUTOS [X] NON-OWNED AUTOS [X]						PROPERTY DAMAGE (Per accident)	$
								$
B	**UMBRELLA LIAB** X [X] OCCUR			ZUP81M5362616NF	2/28/2016	2/28/2017	EACH OCCURRENCE	$25,000,000
	EXCESS LIAB [ ] CLAIMS-MADE						AGGREGATE	$25,000,000
	DED [X] RETENTION $10,000							$
	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY Y/N ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? [N] (Mandatory in NH)		N/A				[ ] PER STATUTE [ ] OTH-ER	
							E.L. EACH ACCIDENT	$
	If yes, describe under DESCRIPTION OF OPERATIONS below						E.L. DISEASE - EA EMPLOYEE	$
							E.L. DISEASE - POLICY LIMIT	$

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

Blanket Additional Insured per form CG 20 18 11-85 Add'l Insured Mortgagee, Assignee or Receiver as required by written contract as respects General Liability.
Blanket Waiver of Subrogation per form PI-GLD-RA (09/08) as required by written contract.

RE: Three Forest Plaza, 12221 Merit Dr., Dallas, TX 85251

CERTIFICATE HOLDER	CANCELLATION
Southside Bank PO Box 1079 Tyler TX 75710-1079	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
	AUTHORIZED REPRESENTATIVE *[signature]*

© 1988-2014 ACORD CORPORATION. All rights reserved.

ACORD 25 (2014/01)   The ACORD name and logo are registered marks of ACORD



EVIDENCE OF COMMERCIAL PROPERTY INSURANCE

	DATE (MM/DD/YYYY)
	12/13/2016

THIS EVIDENCE OF COMMERCIAL PROPERTY INSURANCE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE ADDITIONAL INTEREST NAMED BELOW. THIS EVIDENCE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS EVIDENCE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE ADDITIONAL INTEREST.

PRODUCER NAME, CONTACT PERSON AND ADDRESS	PHONE (A/C, No, Ext): 281-655-6738	COMPANY NAME AND ADDRESS	NAIC NO: 23035
Arthur J. Gallagher Risk Management Services, Inc. PO Box 1749 Spring TX 77383-1749		Liberty Mutual Fire Insurance Company 175 Berkeley Street Boston MA 02117	

FAX (A/C, No): 281-655-6739	E-MAIL ADDRESS: Dorothy_Sundin@ajg.com	IF MULTIPLE COMPANIES, COMPLETE SEPARATE FORM FOR EACH

CODE:	SUB CODE:	POLICY TYPE
AGENCY CUSTOMER ID #:		

NAMED INSURED AND ADDRESS	LOAN NUMBER	POLICY NUMBER
Hartman Three Forest Plaza, LLC 2909 Hillcroft, Ste. 420 Houston, TX 77057		YU2L9L458731016

	EFFECTIVE DATE	EXPIRATION DATE	CONTINUED UNTIL TERMINATED IF CHECKED
	02/28/2016	02/28/2017	

ADDITIONAL NAMED INSURED(S)	THIS REPLACES PRIOR EVIDENCE DATED:

PROPERTY INFORMATION (Use REMARKS on page 2, if more space is required)   ☒ BUILDING OR ☐ BUSINESS PERSONAL PROPERTY

LOCATION / DESCRIPTION
RE: Three Forest Plaza, 12221 Merit Drive, Dallas, TX 75215
See attached

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS EVIDENCE OF PROPERTY INSURANCE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

COVERAGE INFORMATION

PERILS INSURED	BASIC		BROAD	X	SPECIAL	

COMMERCIAL PROPERTY COVERAGE AMOUNT OF INSURANCE:	$ See Attached			DED: See Suppl.

	YES	NO	N/A		
☒ BUSINESS INCOME ☒ RENTAL VALUE	X			IF YES, LIMIT: 5,100,000	☒ Actual Loss Sustained; # of months: 12
BLANKET COVERAGE	X			IF YES, indicate value(s) reported on property identified above: $	
TERRORISM COVERAGE	X			Attach Disclosure Notice / DEC	
IS THERE A TERRORISM-SPECIFIC EXCLUSION?		X			
IS DOMESTIC TERRORISM EXCLUDED?		X			
LIMITED FUNGUS COVERAGE		X		IF YES, LIMIT:	DED:
FUNGUS EXCLUSION (If "YES", specify organization's form used)	X				
REPLACEMENT COST	X				
AGREED VALUE			X		
COINSURANCE		X		IF YES, %	
EQUIPMENT BREAKDOWN (If Applicable)	X			IF YES, LIMIT: Included	DED: See Suppl.
ORDINANCE OR LAW - Coverage for loss to undamaged portion of bldg	X			IF YES, LIMIT: $10,000,000	DED: See Suppl.
- Demolition Costs	X			IF YES, LIMIT: Incl. in $10M	DED: See Suppl.
- Incr. Cost of Construction	X			IF YES, LIMIT: Incl. in $10M	DED: See Suppl.
EARTH MOVEMENT (If Applicable)	X			IF YES, LIMIT: $25,000,000	DED: 100,000
FLOOD (If Applicable)	X			IF YES, LIMIT: See Suppl.	DED: See Suppl.
WIND / HAIL INCL ☒ YES ☐ NO Subject to Different Provisions:	X			IF YES, LIMIT: Included	DED: See Suppl.
NAMED STORM INCL ☒ YES ☐ NO Subject to Different Provisions:	X			IF YES, LIMIT: Included	DED: See Suppl.
PERMISSION TO WAIVE SUBROGATION IN FAVOR OF MORTGAGE HOLDER PRIOR TO LOSS	X				

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.

ADDITIONAL INTEREST

X	MORTGAGEE		CONTRACT OF SALE	LENDER SERVICING AGENT NAME AND ADDRESS
	LENDERS LOSS PAYABLE	X	Loss Payee	

NAME AND ADDRESS	
Southside Bank PO Box 1079 Tyler TX 75710-1079	

	AUTHORIZED REPRESENTATIVE

ACORD 28 (2014/01)   Page 1 of 2   © 2003-2014 ACORD CORPORATION. All rights reserved.

The ACORD name and logo are registered marks of ACORD

EVIDENCE OF COMMERCIAL PROPERTY INSURANCE REMARKS - Including Special Conditions (Use only if more space is required)

Building Limit: $58,000,000; Rental Income: $5,100,000; Contents: $100,000; Certificate Holder is included as Mortgagee & Loss Payee upon loan closing.
Blanket Building Limit: $500,000,000 any one occurrence
Blanket Loss of Business Income/Rents: $64,577,594

Windstorm including Named Windstorm is included in at full limits referenced herein.
RE: Three Forest Plaza, 12221 Merit Dr., Dallas, TX 85251



AGENCY CUSTOMER ID: ____________
LOC #: ____________

ACORD

ADDITIONAL REMARKS SCHEDULE

Page ___ of ___

AGENCY	NAMED INSURED
Arthur J. Gallagher Risk Management Services, Inc.	
POLICY NUMBER: YU2L9L458731016	
CARRIER: Liberty Mutual Fire Insurance Company / NAIC CODE:	EFFECTIVE DATE:

ADDITIONAL REMARKS

THIS ADDITIONAL REMARKS FORM IS A SCHEDULE TO ACORD FORM,
FORM NUMBER: Acord 28 FORM TITLE: Evidence of Commercial Property Insurance

Commercial Property Coverage Amount of Insurance: See below, subject to scheduled limits shown on first page.

LIMITS:
FLOOD: $10,000,000 Limit Per Occurrence/$10,000,000 Annual Aggregate, except
$5,000,000 Limit Per Occurrence/$5,000,000 Annual Aggregate for:
601 Sawyer St., Houston, TX 77007, Buildings 1 and 2;
5870 Hwy 6 N., Houston, TX 77084

FLOOD: $2,500,000 Limit Per Occurrence/$2,500,000 Annual Aggregate for:
7042-7098 Bissonnet St., Houston, TX 77074;
2000 North Loop West, Houston, TX 77018
15311 West Vantage, Houston, TX 77032
15355 West Vantage, Houston, TX 77032

EARTH MOVEMENT: $25,000,000 Per Occurrence/$25,000,000 Annual Aggregate at any location except for the state of Alaska, California, Hawaii, Nevada and Puerto Rico

Extended Period of Indemnity: 180 Days

DEDUCTIBLES:
Policy Deductible: $25,000

Wind Associated With a Named Storm:
First Tier Wind Counties and Parishes - 5% subject to $250,000 Minimum
Second Tier Wind Counties and Parishes - 2% subject to $100,000 Minimum

Hail Deductible:
$100,000 at the following location: Bent Tree Green, 17300 North Dallas Parkway, Dallas, TX 75248

Flood: $100,000 Deductible except

$500,000 Flood Deductible on Real Property at:
7042-7098 Bissonnet St., Houston, TX 77074;
2000 North Loop West, Houston, TX 77018
15311 West Vantage, Houston, TX 77032
15355 West Vantage, Houston, TX 77032

Earth Movement:
$100,000 Deductible

ACORD 101 (2008/01)

EXHIBIT "D"

(Lender's Approved Form Subordination, Non-Disturbance and Attornment Agreement)

SUBORDINATION, NON-DISTURBANCE AND ATTORNMENT AGREEMENT

THIS SUBORDINATION, NON-DISTURBANCE AND ATTORNMENT AGREEMENT (this "Agreement"), made as of the ____ day of ______________________, by and between __________________________, whose mailing address is ______________________ ("Tenant"), and Southside Bank, whose mailing address is P. O. Box 1079, Tyler, Texas 75710 ("Lender").

W I T N E S S E T H:

WHEREAS, by Lease dated _________ (as amended, the "Lease"), _________________________ or its predecessor in title ("Landlord") leased and rented to Tenant certain premises described as Suite No. _____ in the office building located at 12221 Merit Drive, Dallas, Dallas County, Texas (the "Property"); and

WHEREAS, it is contemplated that Lender will be the holder of a Promissory Note secured by a deed of trust, security interest and other liens against the Property (the "Mortgage").

NOW, THEREFORE, in consideration of the premises and the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Tenant and Lender hereby agree as follows:

1. Tenant subordinates all of its right, title and interest in and to the Property, the Lease and the leased premises to the liens of the Mortgage, and to all renewals, extensions, modifications or replacements thereof.

2. Provided, so long as Tenant is not in default in the payment of rent or in the performance of any of the other terms, covenants and conditions of the Lease, in any case beyond the expiration of all applicable grace, notice and cure periods, Tenant's right to possession of the leased premises shall not be affected or disturbed by Lender in the exercise of any of its rights under the Mortgage or the notes secured thereby, and any sale of the Property pursuant to the exercise of any rights and remedies under the Mortgage or otherwise shall be made subject to Tenant's right of possession under the Lease.

3. If Lender forecloses the lien of the Mortgage or accepts a conveyance in lieu of foreclosure, Tenant shall attorn to Lender or any purchaser of the leased premises and the Lease shall continue in accordance with its terms between Tenant and Lender or such other purchaser, as applicable. The foregoing provisions shall be self-operative; however, Tenant agrees to execute and deliver to Lender or to any person to whom Tenant herein agrees to attorn, such other appropriate instruments as either shall request in order to effectuate such provisions.

4. If any Lender or any purchaser at foreclosure of the Mortgage succeeds to the interest of Landlord under the Lease, such purchaser shall be bound to Tenant under all of the terms, covenants, and conditions of the Lease for the period of the purchaser's ownership of the leased premises; provided, however, the purchaser shall not be (a) liable for any act or omission of the Landlord or any prior landlord; (b) subject to any offsets or defenses that Tenant may have against Landlord or any prior landlord; (c) bound by any rent that Tenant may have paid or prepaid for more than the current month to Landlord or any prior landlord; (d) bound by any agreement between Landlord and Tenant to which Lender has not previously consented in writing; (e) obligated to perform, or pay for, the construction of any improvements required under the Lease; (f) obligated to pay any broker's fees or commissions; (g) obligated to make any payments to, or for the benefit of, Tenant in the nature of a tenant improvement allowance or leasing incentive; or (h) responsible for any security deposit unless actually received.

5. Tenant agrees that no modifications or alterations to the Lease that materially increase the obligations of Landlord, or materially reduce or impair the rights of Landlord, shall be binding on Lender unless approved in writing by Lender.

6. Tenant agrees that it will notify Lender in writing, by certified mail, of any default by Landlord under the Lease and shall not cancel or terminate the Lease without allowing Lender at least thirty (30) days after Lender's receipt of such notice (or such longer period as may be applicable under the terms of the Lease) within which to cure said default, without any obligation to so. If any default by Landlord is cured within the time period described above, Tenant shall have no right to cancel or terminate the Lease by virtue of said default.

7. If Lender demands that rents and other sums payable by Tenant under the Lease be paid to Lender, Tenant shall comply with such demand, and if Tenant fails to comply, Tenant shall be in default under the Lease.

8. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and assigns.

9. This Agreement may be signed in multiple counterparts.

(End of Page – Signature Page, Acknowledgements and Exhibit Follow)

EXECUTED as of the date and year first above written.

TENANT:

_____

By: _____

Name: _____

Title: _____

LENDER:

SOUTHSIDE BANK

By: _____

Name: _____

Title: _____

CONSENT

The undersigned hereby consents to, and approves, the foregoing Subordination, Non-Disturbance and Attornment Agreement.

HARTMAN THREE FOREST PLAZA, LLC

By: _____

Name: _____

Title: _____

EXHIBIT "E"

(Form of Semi-Annual Certificate of Compliance)

Compliance Certificate

Borrower shall maintain a Debt Service Coverage Ratio of not less than 1.50 to 1.00. The said ratio shall be calculated and tested semi-annually (as of June 30 and December 31 of each calendar year) on a trailing twelve month basis for the Period, beginning on December 31, 2017.

 "Debt Service Coverage Ratio" for each twelve month period ending on June 30 and December 31, respectively, of each calendar year (each such twelve month period is herein referred to as the "Period") shall mean the ratio of: (i) Net Operating Income for the Period to (ii) Debt Service for the Period. The said ratio shall be calculated in accordance with generally accepted accounting principles consistently applied, based on the Period for which the ratio is calculated and tested.

"Debt Service" shall mean, for any Period, the sum of all installments of principal and interest that would be payable during such Period, calculated based on the unpaid principal balance of the Loan (as of the beginning of such Period, minus any prepayments of principal made during such Period); based on the greater of (i) the applicable interest rate under the Promissory Note, or (ii) the 10-year U.S. Treasury rate, plus 2.50%; and based on a 30 year amortization.

As of the reporting date shows below, the undersigned certifies that he/she is an authorized signer of the Borrower and is authorized to execute this Compliance Certificate.

	ProForma	12/31/2017
Effective Gross Income	5,358,935	
Total Operating Expenses	3,048,042	
Net Operating Income	2,310,893	
Debt Service	1,138,505	-
Loan Amount	18,000,000	
Rate (10-yr UST + 2.5%)	4.840%	
Amortization	30	30
DSC	2.03x	

Hartman Three Forest Plaza TBD
By
Name
Title
Date

Southside Bank
Approved By
Name
Title
Date